Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tyler Howes and Tim Buchmiller
Division of Corporation Finance
Office of Life Sciences

Re:	GE Healthcare Holding LLC
Registration Statement on Form 10
Filed October 11, 2022
File No. 001-41528

Dear Mr. Howes and Mr. Buchmiller:

On behalf of GE Healthcare Holding LLC, a Delaware limited liability company (the “Company” or “GE Healthcare”), we hereby submit in electronic form the accompanying Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), together with exhibits, as originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on July 29, 2022.

The Registration Statement reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated October 18, 2022 (the “Comment Letter”), and the inclusion of certain other information. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are defined in the Registration Statement. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.

The Company respectfully submits the following as its responses to the Staff:

Registration Statement on Form 10-12B filed October 11, 2022

Unaudited Pro Forma Condensed Combined Financial Statements, page 73

1.

Please clarify in the notes to the unaudited pro forma condensed combined financial statements how the adjustments for Cash, cash equivalents, and restricted cash and All other assets were derived. In this regard please address the following:

Securities and Exchange Commission

Division of Corporation Finance

November 7, 2022

•	Quantify each adjustment included in adjustment (a) to arrive at $1,275,000, and

•	Clarify how the $3 million issuance costs discussed in adjustment (a) are reflected in the All other assets adjustment of $930,000.

In response to the Staff’s comment, the Company has revised its disclosure on page 73 to quantify each adjustment included in adjustment (a) to arrive at $1,300 million as of September 30, 2022 (which was $1,275 million as of June 30, 2022).

The Company respectfully provides the below table to clarify how the $3 million issuance costs discussed in adjustment (a) are reflected in the All other assets adjustment of $930 million as of June 30, 2022.

($ in millions)	As of June 30, 2022
Note (a): Credit Facilities Issuance Fees	$3
Note (c): Tax Assets Transferring from Corporate	$29
Note (e): Tax Matters Agreement - Indemnification Asset	$44
Note (f): Surplus Pension Plans - Asset Balance	$842
Note (j): Environmental Remediation Indemnification Asset	$12

Total Transaction ‘All other assets’ adjustments	$930

* * *

Additionally, given the change for 3Q’22 balances, the Company respectfully provides the below table to clarify how the $3 million issuance costs discussed in adjustment (a) are reflected in the All other assets adjustment of $852 million as of September 30, 2022.

($ in millions)	As of September 30, 2022
Note (a): Credit Facilities Issuance Fees	$3
Note (c): Tax Assets Transferring from Corporate	$28
Note (e): Tax Matters Agreement - Indemnification Asset	$44
Note (f): Surplus Pension Plans - Asset Balance	$766
Note (j): Environmental Remediation Indemnification Asset	$11

Total Transaction ‘All other assets’ adjustments	$852

Securities and Exchange Commission

Division of Corporation Finance

November 7, 2022

If you have any questions regarding the Registration Statement and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3025 or jkennedy@paulweiss.com or Brandon Smith at (203) 360-4369 or brandon.smith1@ge.com.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Brandon Smith, Chief Corporate, Securities & Finance Counsel

General Electric Company

Steven J. Williams

Christodoulos Kaoutzanis

Paul, Weiss, Rifkind, Wharton & Garrison LLP